UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Aerosonic Corporation

(Name of Subject Company)

Buccaneer Acquisition Sub Inc.

(Offeror)

TransDigm Group Incorporated

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.40 PAR VALUE PER SHARE

(Title of Class of Securities)

008015307

(Cusip Number of Class of Securities)

W. Nicholas Howley

TransDigm Group Incorporated

1301 East 9th Street, Suite 3000

Cleveland, Ohio 44114

(216) 706-2960

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

John M. Gherlein Robert A. Weible Baker & Hostetler LLP 1900 East 9th Street, Suite 3200 Cleveland, Ohio 44114 (216) 621-0200	David S. Felman, Esq. Christopher J. Stephens, Esq. Hill, Ward & Henderson, P.A. 101 East Kennedy Boulevard Tampa, Florida 33602 (813) 221-3900

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$35,800,614	$4,884
*	Estimated for purposes of calculating the filing fee only. This amount is determined by multiplying 4,619,434 shares of Aerosonic common stock (representing the (i) 4,020,334 shares of common stock outstanding as of May 1, 2013 and (ii) 599,100 shares of common stock reserved for issuance upon exercise of outstanding options and warrants as of May 1, 2013) by $7.75 per share, which is the offer price.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, by multiplying the transaction value by 0.0001364.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by TransDigm Group Incorporated, a Delaware corporation (“TransDigm”), and Buccaneer Acquisition Sub Inc., a Delaware corporation and an indirect wholly owned subsidiary of TransDigm (“Purchaser”). This Schedule TO relates to the offer by Purchaser to purchase each of the outstanding shares of common stock, par value $0.40 per share (the “Shares”), of Aerosonic Corporation, a Delaware corporation (“Aerosonic”), for $7.75 in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 7, 2013 (the “Offer to Purchase”) and the related Letter of Transmittal, copies of which are set forth as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively.

Item 1. Summary Term Sheet

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Aerosonic Corporation, a Delaware corporation. Aerosonic’s principal executive offices are located at 1212 North Hercules Avenue, Clearwater, Florida 33765. Aerosonic’s telephone number at that address is (727) 461-3000.

(b) This Schedule TO relates to all of the outstanding Shares. Aerosonic has advised TransDigm and Purchaser that, as of May 1, 2013, the most recent practicable date, there were an aggregate of (i) 4,020,334 Shares issued and outstanding and (ii) 599,100 Shares reserved for issuance upon exercise of outstanding options and warrants.

(c) The information set forth in Section 6 — “Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Persons

This Schedule TO is filed by TransDigm and Purchaser. The information set forth in Section 9 — “Certain Information Concerning TransDigm and Purchaser” in the Offer to Purchase and in Schedule I of the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and Section 9 — “Certain Information Concerning TransDigm and Purchaser,” Section 11 — “Background of the Offer; Past Contacts or Negotiations with Aerosonic” and Section 12 — “The Merger Agreement; Other Agreements” of the Offer to Purchase is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and Section 7 — “Certain Effects of the Offer,” Section 12 — “The Merger Agreement; Other Agreements” and Section 13 — “Purpose of the Offer and Plans for Aerosonic; Statutory Requirements; Appraisal Rights” of the Offer to Purchase is incorporated herein by reference.

Item 7. Source and Amount of Funds or other Consideration

The information set forth in Section 10 — “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

Item 8. Interests in Securities of the Subject Company

The information set forth in Section 9 — “Certain Information Concerning TransDigm and Purchaser” and Section 12 — “The Merger Agreement; Other Agreements” of the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets Retained, Employed, Compensated or Used

The information set forth in the section of the Offer to Purchase titled “Introduction” and Section 17 — “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements

Not applicable.

Item 11. Additional Information

(a)(1) Except as disclosed in Items 1 through 10 above, there are no present or proposed material agreements, arrangements, understandings or relationships between (i) TransDigm, Purchaser, or any of their respective executive officers, directors, controlling persons or subsidiaries and (ii) Aerosonic or any of its executive officers, directors, controlling persons or subsidiaries.

(a)(2)-(5) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet,” and Section 1 — “Terms of the Offer,” Section 7 — “Certain Effects of the Offer,” Section 12 — “The Merger Agreement; Other Agreements,” Section 15 — “Certain Conditions of the Offer” and Section 16 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

Item 12. Exhibits

Exhibit Number.	Description of Exhibit

(a)(1)(A)	Offer to Purchase, dated May 7, 2013.*

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Newspaper Advertisement as published in The Wall Street Journal on May 7, 2013.*

(a)(5)(A)	Joint press release issued by Aerosonic and TransDigm, dated April 22, 2013 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Aerosonic on April 22, 2013, File No. 001-11750).

(a)(5)(B)	TransDigm presentation to Aerosonic employees (incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by TransDigm on April 25, 2013, File No. 005-36394).

(a)(5)(C)	Joint press release issued by Aerosonic and TransDigm, dated May 7, 2013*

(d)(1)	Agreement and Plan of Merger, dated as of April 19, 2013, by and among TransDigm, Purchaser and Aerosonic (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Aerosonic on April 22, 2013, File No. 001-11750).

(d)(2)	Non-Disclosure Agreement, dated August 1, 2012, between Aerosonic and TransDigm.*

(d)(3)	Non-Disclosure Agreement, dated November 2012, between Aerosonic and TransDigm.*

(g)	Not applicable.

Exhibit Number.	Description of Exhibit

(h)	Not applicable.

*	Filed herewith

Item 13. Information Required by Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 7, 2013

BUCCANEER ACQUISITION SUB INC.

By:	/s/ Gregory Rufus
Name: Gregory Rufus
Title: Secretary and Treasurer

TRANSDIGM GROUP INCORPORATED

By:	/s/ Gregory Rufus
Name: Gregory Rufus
Title: Executive Vice President, Chief Financial Officer and Secretary

EXHIBIT INDEX

Exhibit Number.	Description of Exhibit

(a)(1)(A)	Offer to Purchase, dated May 7, 2013.*

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Newspaper Advertisement as published in The Wall Street Journal on May 7, 2013.*

(a)(5)(A)	Joint press release issued by Aerosonic and TransDigm, dated April 22, 2013 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Aerosonic on April 22, 2013, File No. 001-11750).

(a)(5)(B)	TransDigm presentation to Aerosonic employees (incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by TransDigm on April 25, 2013, File No. 005-36394).

(a)(5)(C)	Joint press release issued by Aerosonic and TransDigm, dated May 7, 2013*

(d)(1)	Agreement and Plan of Merger, dated as of April 19, 2013, by and among TransDigm, Purchaser and Aerosonic (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Aerosonic on April 22, 2013, File No. 001-11750).

(d)(2)	Non-Disclosure Agreement, dated August 1, 2012, between Aerosonic and TransDigm.*

(d)(3)	Non-Disclosure Agreement, dated November 2012, between Aerosonic and TransDigm.*

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith